PRINCETON SATELLITE SYSTEMS INC.
FINANCIAL STATEMENTS
Years Ended December 31, 2021, and 2020

Unaudited

TABLE OF CONTENTS

Page No.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors

Princeton Satellite Systems Inc.

Plainsboro, NJ 08536

We have reviewed the accompanying financial statements of Princeton Satellite Systems Inc. (C-Corporation), which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in owner's equity and cash flows for the year then ended, and the notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Princeton Satellite Systems Inc. and to meet other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ernest l. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC

Concord, NH

June 25, 2022

PRINCETON SATELLITE SYSTEMS INC.
Balance Sheet
As of December 31, 2021 and 2020

		2021		2020
ASSETS				
Current				
Cash	$	25,344	$	66,851
Accounts Receivable		19,262		105,145
Prepaid Rent		3,300		3,300
Total Current Assets	$	47,906	$	175,296
Non-current				
Fixed Assets				
Computers, Software and Equipment	$	330,438	$	330,438
Accumulated Depreciation		(256,973)		(256,638)
Net Fixed Assets		73,465		73,800
Intangible Assets				
Patents		223,631		219,588
Accumulated Amortization		(142,877)		(135,848)
Net Intangible Assets		80,754		83,740
Total Non-current Assets	$	154,219	$	157,540
TOTAL ASSETS	$	202,125	$	332,836
LIABILITIES				
Current Liabilities				
Accounts Payable	$	11,815	$	40,158
Credit Cards		1,459		1,359
Payroll Liabilities		134,425		127,025
Employee Benefits		14,082		14,415
Payroll Taxes Payable		6,361		13,260
Income Tax Payable		250		250
Total Current Liabilities	$	168,392	$	196,467
Non-current Liabilities	$	-	$	-
Total Non-current Liabilities	$	-	$	-
TOTAL LIABILITIES	$	168,392	$	196,467
OWNER'S EQUITY				
Common Stock (no par value)	$	1,000	$	1,000
Authorized 2,500, Issued 100 Shares 2021 and 2020				
Accumulated Earnings		32,733		135,369
TOTAL EQUITY	$	33,733	$	136,369
TOTAL LIABILITIES AND OWNER'S EQUITY	$	202,125	$	332,836

PRINCETON SATELLITE SYSTEMS INC.
Statement of Changes in Owner's Equity
Years Ended December 31, 2021 and 2020

	2021	2020
OWNER'S EQUITY - BEGINNING		
Owner's Equity	$ 136,369	$ 85,178
Changes		
Net Income/(Loss)	(102,636)	51,191
TOTAL	$ 33,733	$ 136,369
OWNER'S EQUITY - ENDING	$ 33,733	$ 136,369

PRINCETON SATELLITE SYSTEMS INC.
Income Statement
For the Years Ended December 31, 2021 and 2020

		2021		**2020**
Revenue	$	562,491	$	801,450
Total Revenue	$	562,491	$	801,450
Cost of Goods Sold	$	400,966	$	401,166
Gross Margin	$	161,525	$	400,284
Expenses				
Advertising	$	3,066	$	2,899
Amortization		7,029		6,463
Bid and Proposal Expenses		33,153		57,687
Depreciation		335		672
Employee Expenses		58,107		60,794
General and Administrative		23,578		22,587
Miscellaneous		880		173
Overhead Costs		148,825		134,499
Research and Development		64,685		62,819
State Taxes		500		500
Total Expenses	$	340,158	$	349,093
Other Income				
Gain on Extinguishment of PPP Loan	$	75,997	$	-
Total Other Income	$	75,997	$	-
NET INCOME/(LOSS)	$	(102,636)	$	51,191

PRINCETON SATELLITE SYSTEMS INC.
Statement of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (102,636)	$ 51,191
Increase in net assets		
(Increase) decrease from operating assets		
Depreciation	335	672
Amortization	7,029	6,463
Accounts Receivable	85,883	(100,903)
Increase (decrease) from operating liabilities		
Accounts Payable	(28,343)	15,601
Payroll Liabilities	168	13,195
Credit Cards	100	522
Net cash provided by operating activities	$ (37,464)	$ (13,259)
CASH FLOWS FROM INVESTING ACTIVITIES		
Patents	$ (4,043)	$ (12,936)
Net cash provided by investing activities	$ (4,043)	$ (12,936)
CASH FLOWS FROM FINANCING ACTIVITIES		
	$ -	$ -
Net cash used in financing activities	$ -	$ -
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (41,507)	$ (26,195)
CASH AND CASH EQUIVALENTS, beginning of year	$ 66,851	$ 93,046
CASH AND CASH EQUIVALENTS, end of year	$ 25,344	$ 66,851

		2021	2020
Interest paid	$	-	-
Taxes Paid	$	500	500

NOTE A – THE ORGANIZATION

<u>Nature of operations</u>

PSS was founded in 1992 as an aerospace company by Michael Paluszek, who previously worked at GE Astro Space. PSS sells spacecraft software and hardware. Its major product line is commercial satellite design software, with the Spacecraft Control Toolbox for MATLAB first launched in 1995. The Company also sells the Aircraft Control Toolbox, the Fusion Energy Toolbox, and the CubeSat Toolbox, as well as C/C++ simulation and control frameworks. The Company provides services in spacecraft guidance, navigation, and control (GN&C) leveraging these products. Since 1998, PSS has performed many SBIRs for government agencies including NASA, the Air Force, the Army, the Navy, the National Science Foundation (NSF), and the Missile Defense Agency (MDA). The Company won its first NASA contract to study fusion power and propulsion in 2016, executing a Phase I and Phase II NIAC grant. More recently, the Company won an ARPA-E grant in 2018 to continue fusion-related experiments in collaboration with the Princeton Plasma Physics Laboratory. Last year, the Company started a new ARPA-E grant focused on the development of power electronics for fusion systems for plasma heating and control for the complete range of fusion reactor concepts. The Company has a robust IR&D budget. Projects include those started with Federal SBIRs but also independent projects such as hypersonic launch vehicle engines and solar power systems. The Company continues to develop its SBIR-derived technologies, which include optical navigation, spacecraft reaction wheels, advanced GN&C algorithms, as well as fusion energy systems.

<u>Revenue</u>

During the years of 2021 and 2020 the Company received the majority of its income from consulting fees and software sales. Revenue from contacts and software sales are recognized following Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). As referenced in Note B.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Financial Statement Presentation</u>

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

<u>Cash and cash equivalents</u>

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The balance of cash is held in FDIC insured bank accounts. There are no cash equivalents as of December 31, 2021, and 2020. The Company's cash balance is $25,344 at December 31, 2021, and $66,851 at December 31, 2020

<u>Taxes</u>

    Income

        The Company does not have a provision for federal income tax liability account for 2021 and 2020 as they are carrying a Net Operating Loss. For state tax purposes, the Company pays the minimum corporation tax as it is still holding with a Net Operating Loss for state tax purposes.

The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of the related appeals or litigation processes. The second step is to measure the tax benefit at the largest amount, which is more than 50% likely of being realized upon the settlement. Adoption of such guidelines do not have a material effect on the financial statements. As of December 31, 2021, and 2020, there are no uncertain tax positions.

Sales

Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company follows accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Under this guidance revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration that is expected to be received for those good or services.

Research and Development Costs

Research and development costs are incurred in developing prototypes and inventing and testing products. The company expenses all research and development costs as incurred. For the years ended December 31, 2021, and 2020, the company had research and development costs of $64,685 and $62,819 respectively.

Equity Offering Costs

The Company accounts for equity offering costs in accordance with Accounting Standards Codification (ASC) 340, Other Assets and Deferred Costs. Prior to completion of an offering, costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholder's equity upon completion of the offering or to expense if the offering is not completed, or if it is an offering that does not provide equity immediately at completion (SAFEs). As of December 31, 2021, there are no deferred cost being held.

Advertising Costs

The cost of all advertising is expensed as incurred by the Company. Advertising costs for the years 2021 and 2020 are $3,066 and $2,899 respectively.

Capitalization Policy

Assets over $1,000 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies.

Depreciation

Assets are depreciated along the following time frames: buildings 39 years, building improvements 39 years, equipment 5-7 years, furniture and fixtures 3 years. Depreciation expense and accumulated depreciation for the year 2021 are $335 and $256,973 respectively. Depreciation expense and accumulated depreciation for the year 2020 are $672 and $256,638 respectively.

Amortization

Intangible assets are amortized over a 15-year period. Amortization expense and accumulated amortization for 2021 is $7,029 and $142,877, respectively. Amortization expense and accumulated amortization for 2020 is $6,463 and $135,848, respectively.

Recent Accounting Pronouncement

In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

Forgivable loans- Paycheck Protection Program (PPP)

The Company's policy is to account for forgivable loans received through the Small Business Administration (SBA) under Coronavirus Aid, Relief and Economic Security Act (CARES Act) Paycheck Protection Program (PPP), as debt in accordance with Accounting Standards Codification (ASC) 470, Debt, and other related accounting pronouncements. The forgiveness of debt, in whole or in part, is recognized once the debt is extinguished, which occurs when the Company is legally released from the liability by the SBA. Any portion of debt forgiven, adjusted for accrued interest forgiven and unamortized debt issuance costs, is recorded as a gain on extinguishment of debt, and presented in the other revenue section of the statement of income.

NOTE D -- CURRENT LIABILITIES

Current liabilities consist of credit card debt (year-end 2021 $1,459, year-end 2020 $1,359), accounts payable (year-end 2021 $11,815, year-end 2020 $40,158), payroll and employee liabilities (year-end 2021 $154,868, year-end 2020 $154,700), and state taxes payable (year-end 2021 and 2020, $250).

NOTE E – COMMON STOCK

As of December 31, 2021, and 2020, the Company has 2,500 shares of stock authorized with a par value of $0. The issued common stock at both year-ends is 100 shares with a total value of $1,000.

NOTE G – PAYCHECK PROTECTION PROGRAM LOANS

As of December 31, 2021, the Company has no unsecured loans outstanding due to the Small Business Administration (SBA) and administered by a local bank, as part of the Coronavirus Aid, Relief and Economic Security Act (CARES Act) Paycheck Protection Program (PPP). A loan in the amount of $75,997 was outstanding at December 31, 2020 and subsequently was forgiven in August of 2021. The Company recognized the loan funds as gain on extinguishment of debt at the time forgiveness was received.

NOTE H – RISK MANAGEMENT AND UNCERTAINTY

Insurance

The Company is exposed to various risks of loss related to tort, theft of, damage to and destruction of assets, errors and omissions, and job-related illness or injuries to employees for which it carries commercial insurance to cover the risk of loss for both property and business liability. There are no known claims of incidents that may result in the assumption of material claims arising from potential losses as of December 31, 2021, and 2020.

Pandemic

In December 2019, COVID-19 emerged and has subsequently spread worldwide. The World Health Organization has declared COVID-19 a pandemic resulting in federal, state, and local governments and private entities mandating various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders and advisories and quarantining of people who may have been exposed to the virus.

As the COVID-19 pandemic is complex and rapidly evolving, the Company reassess planning as situations, laws, and regulations are issued and change. At this point, Pixspan Inc. cannot reasonably estimate the duration and severity of this pandemic, which could have a material adverse impact on business, results of operations, financial position, and cash flows.

NOTE I – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern. In some prior years, the company had suffered losses as a result of operations.

NOTE J - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through June 25, 2022, the date that the financial statements are available to be issued.